Item 77E

Eaton Vance Tax-Managed Global Buy-Write
Opportunities Fund (ETW)
In November 2010, the Fund was named as defendant and a putative member of the proposed defendant class of shareholders in the case entitled Official Committee of Unsecured Creditors ("UCC") of the Tribune Company
v. FitzSimons, et al. as a result of its ownership of shares in the Tribune Company ("Tribune") in 2007 when
Tribune effected a leveraged buyout transaction and was converted to a privately held company. The UCC, which has been replaced by a Litigation Trustee pursuant to Tribune's plan of reorganization, seeks to recover payments of the proceeds of the LBO. This adversary proceeding in the Bankruptcy Court has been stayed pending the outcome of an omnibus motion to dismiss filed by the defendants (including the Fund) in a related multi-district litigation proceeding in the Southern District of New York. The value of the proceeds received by the Fund is approximately $891,000 (equal to 0.07% of net assets at June 30, 2013).

The Fund cannot predict the outcome of these proceedings or the effect, if any, on the Fund's net asset value. The attorneys' fees and costs related to these actions will be expensed by the Fund as incurred.